GORDON & SILVER, LTD.

GERALD M. GORDON JEFFREY A. SILVER BRADLEY J. RICHARDSON JOSEPH S. KISTLER WILLIAM M. NOALL ERIC R. OLSEN	THOMAS H. FELL RICHARD L. GALIN KATHRYN GRAITGE NOALL BRIGID M. HIGGINS ERIKA PIKE TURNER GREGORY E. GARMAN	ATTORNEYS AT LAW NINTH FLOOR 3960 HOWARD HUGHES PARKWAY LAS VEGAS, NEVADA 89109-5978	STEVEN J. OSHINS OF COUNSEL SHAUNA S. BRENNAN OF COUNSEL LAURA C. RODRIGUEZ
OF COUNSEL

KRISTIN GENC MATTHEW C. ZIRZOW ELDA M. LUNA LOUIS V. CSOKA LEE I. IGLODY JOSEPH T. KOZLOWSKI	TALITHA B. GRAY JOEL Z. SCHWARZ LEIGH C. DAVIS KAREN L. HANKS KONRAD PILATOWICZ	(702) 796-5555 FAX (702) 369-2666 www.gordonsilver.com	CHRISTINE A. BRICKER OF COUNSEL (LICENSED ONLY IN OHIO)

June 26, 2006

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Jeffrey A. Shady

Re:    Riviera Holdings Corporation/Schedule 14A/File No. 0-21430

Dear Mr. Shady:

Pursuant to our recent telephone discussions and your June 26, 2006 voice-mail message, accompanying this letter are the revised preliminary proxy materials for the 2006 annual meeting of shareholders (“Annual Meeting”) of our client, Riviera Holdings Corporation (the “Company”). The materials are marked to show the changes from the preliminary proxy materials that the Company filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2006.

As explained in my May 19, 2006 letter that accompanied the preliminary filing, the Company has advised us that it remitted to the Commission, by wire transfer on May 16, 2006, $23,030 in payment of the filing fee for the proxy materials. Based upon the Company’s capitalization as of May 19, 2006, though, the filing fee as of that date amounted to $22,994, resulting in a $36 overpayment. As a result of further changes in the Company’s capitalization since May 19, the filing fee has now increased to $23,001 (rounded up to the next whole dollar). The Company is paying the additional $7 fee by applying it against the previous overpayment of $36.

The Company plans to release the definitive proxy materials to its stockholders on or about July 10, 2006 or as soon thereafter as reasonably practicable. Prior to the filing of the definitive proxy materials, the Company will fix the Annual Meeting date and the record date and will insert those dates in the appropriate sections of the proxy materials where blanks now appear.

Please direct any further questions or comments you may have to me by telephone at (702) 796-5555 or by fax at (702) 369-2666.

Thank you for your attention to this matter.

Very truly yours,

/s/ Richard L. Galin

Richard L. Galin

Attachments

cc (w/o attachments): Tullio J. Marchionne